SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

_______________________

SILICOM LTD.
(Translation of Registrant’s name into English)

_______________________

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel
 (Address of Principal Executive Offices)

_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☑

This report on Form 6-K is incorporated by reference into all effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd.
(Registrant)

By:	/s/ Eran Gilad
Eran Gilad
CFO

Dated:  November 28th,  2011

FOR IMMEDIATE RELEASE

FORTUNE-100 JAPANESE MANUFACTURER TO
STANDARDIZE ON SILICOM ADAPTERS FOR
MAINSTREAM SERVER PRODUCT LINE

– Revenues Projected to Ramp Up to ~$1M Per Year –

KFAR SAVA, Israel— November 28, 2011, - Silicom Ltd. (NASDAQ and TASE: SILC) today announced that the information technology division of one of Japan’s leading industrial companies has selected Silicom as its standard supplier of 1Gbps and 10Gbps adapters for two of its server product lines. The customer, a major server manufacturer, selected Silicom’s adapters after a comprehensive evaluation that confirmed Silicom’s superior technologies, manufacturing standards and support capabilities. Based on the customer’s guidance, Silicom expects related sales to ramp up to approximately $1 million per year.

“We are proud and grateful that one of Japan’s largest companies – a firm famous for its cautious approach to partnerships and exhaustive evaluation methodologies – has standardized on Silicom adapters for two of its server product lines,” commented Shaike Orbach, Silicom’s President and CEO.

“Although this Design Win is significant in-and-of itself, the larger implications are even more encouraging. First, our experience has shown that the relationships we build with our customers often transform an initial Design Win into an ever-growing list of new Design Wins for the full Silicom product range, both for the same and other divisions. Just as important, our success at penetrating this significant customer, together with the earlier strategic Design Win that we achieved in Japan, positions us even more favorably for approaching other companies in this high-potential region.”

Mr. Orbach concluded, “Perhaps most important, this Design Win confirms the ongoing revenue-driving power of our traditional adapter product lines. As such, our future growth will continue to be driven by two strong parallel trends: the need for robust connectivity and bypass adapters, and the emerging demand for innovation in network appliances. We believe that the combination of these strong trends with our superb technology and reputation for support will drive our business to the next level during 2012 and beyond."

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking solutions designed to increase the throughput and availability of networking appliances and server-based systems.

Silicom’s large and growing base of OEM customers includes most of the market-leading players in the areas of WAN Optimization, Security and other mission-critical gateway applications. Silicom’s products include a variety of multi-port 1/10 Gigabit Ethernet server adapters, innovative internal and external BYPASS solutions and advanced Smart adapters, including SSL encryption solutions and Redirector adapters.

In addition, Silicom's patent-pending new SETAC (Server To Appliance Converter) product family is a unique solution that enables standard servers to be configured as network appliances with high-density front networking ports and no-hassle port modularity.

For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Kenny Green / Ehud Helft CCG Israel Investor Relations Tel: +1 646 201 9246 E-mail : silicom@ccgisrael.com